SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 1-12084
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
     1. Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2006, and December 31, 2005

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2006 and December 31, 2005

•	Notes to Financial Statements

•	Supplemental Schedule
     — H, Line 4i Schedule of Assets (Held at End of Year)
     2. Exhibits
(23)	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2007	LIBBEY INC. RETIREMENT SAVINGS PLAN Libbey Inc. Employee Benefits Committee Plan Administrator
	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman Employee Benefits Committee

	By:	/s/ Gregory T. Geswein
Gregory T. Geswein
Vice President and Chief Financial Officer of Libbey Inc.

Audited Financial Statements and
Supplemental Schedule

Libbey Inc. Retirement Savings Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Libbey Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/S/ Ernst & Young LLP
Toledo, Ohio
June 26, 2007

Libbey Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value (Note 3)	$72,424,797	$66,679,386
Participant contribution receivable	1,858	—

Net assets available for benefits, at fair value	72,426,655	66,679,386

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 4)	158,031	144,955

Net assets available for benefits	$72,584,686	$66,824,341

See accompanying notes.

Libbey Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$9,186,424	$(2,139,817)
Interest and dividends	185,664	340,048

	9,372,088	(1,799,769)

Contributions:
Participants	3,574,223	3,553,540
Employer	1,081,721	1,133,196

	4,655,944	4,686,736

Net transfer from Libbey Inc. Supplemental Retirement Plan	247,331	229,157

	14,275,363	3,116,124

Deductions
Participant withdrawals or benefits paid directly to participants	(8,464,061)	(9,244,548)
Other	(50,957)	(4,959)

Net increase (decrease)	5,760,345	(6,133,383)
Net assets available for benefits:
Beginning of year	66,824,341	72,957,724

End of year	$72,584,686	$66,824,341

See accompanying notes.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
General
The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees.
The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are 100% vested immediately. Contributions may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant’s pretax contributions, not to exceed three percent (3%) of the participant’s eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund and may be immediately redirected by the participant. Company matching contributions are immediately 100% vested.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily.
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Trusteed Assets
For the years ended December 31, 2006 and 2005, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
2. Summary of Accounting Policies
Investment Valuation and Income Recognition
Investments in the four Harbor Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, the JP Morgan Money Market fund, and the funds holding Company’s common stock are recorded at fair value based on their respective quoted market values at year end. Investments in the Barclay’s Equity Index and JP Morgan Stable Value common/collective trusts are valued at the net asset value as determined using the estimated fair value of the underlying investments in the respective funds at year end. The estimated fair value of the JP Morgan Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit responsive investment contracts as described in Note 4. Participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Plan Expenses
Substantially all Plan administrative expenses are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

Harbor International Fund*	$11,538,611	$8,452,707
Libbey Common Stock*	8,439,166	5,941,797
JP Morgan Stable Value*	8,274,087	8,706,713
Dodge and Cox Stock Fund	6,822,304	5,588,275
Harbor Capital Appreciation Fund*	5,864,779	6,187,355
Harbor Bond Fund*	4,498,516	5,167,602
American Century Investments Small Capital Value	4,151,773	3,992,011
AIM Small Cap Growth	4,000,188	3,471,536
Harbor Large Capital Value Fund*	3,940,725	3,847,253

*	The Fund is sponsored by the Plan Trustee or represents a party in interest.
During 2006 and 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2006	2005

Registered Investment Companies	$6,918,340	$4,206,936
Common/Collective Trusts	702,450	505,683
Common Stock	1,565,634	(6,852,436)

	$9,186,424	$(2,139,817)

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Investment Contracts
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
The JP Morgan Stable Value Fund is a collective/common fund which invests assets in investment contracts and carries its contracts at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate on the contract is reset on a quarterly basis. As of December 31, 2006 and 2005, these contracts had contract values of $8,432,118 and $8,851,668, respectively. The fair market values of the underlying investments were $8,274,087 and $8,706,713 as of December 31, 2006 and 2005, respectively.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
5. Loan Fund
The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in semi-monthly, bi-weekly, or weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant’s behalf in accordance with their current choice of investment options.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustee, JP Morgan Chase Bank, and shares of mutual funds managed by Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
9. Reconciliation Between Financial Statements and Form 5500
The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.
A reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Form 5500 follows:

December 31, 2006
Net assets available for benefits per the financial statements	$72,584,686
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(158,031)

Net assets available for benefits per the Form 5500	$72,426,655

A reconciliation of net increase in assets available for benefits per the financial statements for the year ended December 31, 2006 to the Form 5500 follows:

December 31, 2006
Total net increase in assets available for benefits per the financial statements	$5,760,345
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(158,031)

Total net income and transfers of assets per the Form 5500	$5,602,314

Supplemental Schedule

Libbey Inc. Retirement Savings Plan
EIN #34-1559357                    Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Par, or Maturity	Current
Lessor, or Similar Party	Value Rate of Interest	Value

Registered Investment Companies:
American Century Investments	426,260 shares of Small Capital Value	$4,151,773
	398,948 shares of Strategic Moderate	2,796,309
	272,956 shares of Equity Income	2,341,958
	135,032 shares of Strategic Aggressive	1,123,465
	118,310 shares of Strategic Conservative	672,002

* Harbor	187,317 shares of International Fund	11,538,611
	389,145 shares of Bond Fund	4,498,516
	177,452 shares of Capital Appreciation Fund	5,864,779
	204,770 shares of Large Capital Value Fund	3,940,725

AIM	136,852 shares of Small Cap Growth	4,000,188

Dodge & Cox	44,457 shares of Stock Fund	6,822,304

American Funds	89,709 shares of Growth Fund of America	2,948,743

* JP Morgan	1,640,822 units, 100% US Treasury Money Market	1,640,822
	10,721 units of Cash Investment Fund	10,721

Common/Collective Trusts:
* JP Morgan	70,424 shares of Stable Value Fund	8,274,087

Barclay’s	37,385 shares of Equity Index Fund	1,630,741

Common stock:
* Libbey Inc.	683,887 shares of Common Stock	8,439,166

* Participant loans	5% to 10.5%	1,729,887

Total investments		$72,424,797

*	Indicates a party in interest to the Plan.